SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BALLOT PAPER

EXERCISING VOTING RIGHT AT A DISTANCE

Companhia Paranaense de Energia - Copel S.A.

62nd Annual General Meeting

April 28, 2017

NAME OF SHAREHOLDER: _______________________________________________________________

BRAZILIAN INDIVIDUAL TAXPAYER CARD (CPF) NUMBER/

CORPORATE TAXPAYER CARD (CNPJ) NUMBER OF SHAREHOLDER: _____________________________

SHAREHOLDER’S EMAIL ADDRESS: ________________________________________________________

Ballot paper filling out instructions

This Ballot Paper for the shareholders’ exercise of their voting rights at a distance (the “Ballot Paper”) concerning the agenda items of the Annual General Meeting of Companhia Paranaense de Energia S.A. (“COPEL” or “the Company”), to be held on April 28, 2017, at 9 a.m. (the “AGM”), shall be filled in in the case of the shareholders opting to cast their vote on the agenda items of this AGM at a distance, in accordance with the sole paragraph of article 121 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976 (the “Public Limited Companies Act”), and of the Brazilian Securities and Exchange Commission - CVM’s Rule no. 481/2009 (the “CVM’s Rule no. 481”).

Should the shareholders opt to exercise their voting rights at a distance, it is mandatory that they fill in this Ballot Paper with their full name (or company name in case of a corporate entity) and their Brazilian individual taxpayer card (CPF) or corporate taxpayer card (CNPJ) number. It is also recommended that they fill out their email address.

For the Ballot Paper to be deemed as valid and the votes cast by ballot to be collated for the final result of each of the resolutions of this AGM (i) all the fields of the ballot paper shall be filled in; (ii) each page of the ballot shall be initialled by the shareholder; and (iii) the shareholder (or his legal representative, as applied) shall sign the ballot paper.

A notarized signature stamp must be provided.

The shareholders shall send this Ballot Paper through their qualified service providers until April 20, 2017, in accordance with subitem II of article 21-b of CVM’s Rule no. 481.

Process and manner for shareholders opting to vote by using the Ballot Paper

The shareholders opting to exercise their voting rights at a distance shall: (i) fill in this Ballot Paper and deliver it directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR; (ii) send instructions on their vote to their qualified service providers, in accordance with subitem II of article 21-b of CVM’s Rule no. 481, who, in turn, will send the shareholders’ assent and dissent to the resolutions of the AGM to BM&Fbovespa’s Central Securities Depository; and (iii) access the website links provided by Copel for electronically filling out and registering the ballot (www.proxyvoting.com.br), being mandatory the delivering of the shareholders’ supporting documentation.

Should the shareholders opt to exercise their voting rights as described in items (i) and (ii) above, the following documents shall be delivered to Copel’s head office (c/o Sr. Luiz Eduardo da Veiga Sebastiani - Diretor de Finanças e de Relações com Investidores; Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR):

(i)      a printed copy of the completed ballot form, duly initialled and signed; and

(ii)   a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation, and of its alterations, if applied, and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: (i) the updated consolidated Investment Fund Regulation, and of its alterations, if applied; (ii) the updated Consolidated Articles of Incorporation or Bylaws, and of its alterations, if applied, of the administrator/manager of the investment fund concerned (note: the voting policy of the investment fund shall be taken into account); and (iii) the identity card with a photo of the shareholders and of the legal representative (the administrator/manager) of the investment fund concerned, as applied.

AGM’s agenda items

Ordinary resolution

1.   To analyze, discuss and vote the 2016 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2016:

For [  ]      against [  ]           abstain from voting [  ]

Ordinary resolution

2. To resolve on the Board of Executive Officers’ proposal for allocation of the 2016 net income in the amount of R$958,650,452.39 — including profit sharing payment — and the subsequent payment of interests on equity replacing dividends, in the gross amount of R$282,947,149.72, whose payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6,404/1976, as follows: R$0.98539 per common share (ON); R$2.89050 per class A preferred share (PNA) and R$1.08410 per class B preferred share (PNB):

For [  ]      against [  ]           abstain from voting [  ]

Board of Directors

3.    Election of the members of the Board of Directors due to end of term of office (the shareholder may appoint an adequate number of candidates to fill vacant positions):

MAURÍCIO SCHULMAN - Appointed by the State of Paraná

For  [  ]     against [  ]       abstain from voting  [  ]

ANTONIO SERGIO DE SOUZA GUETTER - Appointed by the State of Paraná

For  [  ]     against [  ]       abstain from voting  [  ]

ROGERIO PERNA - Appointed by the State of Paraná

For  [  ]     against [  ]       abstain from voting  [  ]

LUIZ HENRIQUE TESSUTTI DIVIDINO - Appointed by the State of Paraná

For  [  ]     against [  ]       abstain from voting  [  ]

GEORGE HERMANN RODOLFO TORMIN - Appointed by the State of Paraná

For  [  ]     against [  ]       abstain from voting  [  ]

SANDRA MARIA GUERRA DE AZEVEDO - Appointed by BNDES Participações S.A. - BNDESPAR

For  [  ]     against [  ]       abstain from voting  [  ]

SERGIO EDUARDO WEGUELIN VIEIRA - Appointed by BNDES Participações S.A. - BNDESPAR

For  [  ]     against [  ]       abstain from voting  [  ]

4.    In case of the adoption of the multiple vote procedure, do you require the allocation of votes by percentage to all candidates?

Yes [  ]                                 No [  ]

5.    Visualization of the percentage of votes to be allocated to candidates:

MAURÍCIO SCHULMAN	[ ] %
ANTONIO SERGIO DE SOUZA GUETTER	[ ] %
ROGERIO PERNA	[ ] %
LUIZ HENRIQUE TESSUTTI DIVIDINO	[ ] %
GEORGE HERMANN RODOLFO TORMIN	[ ] %
SANDRA MARIA GUERRA DE AZEVEDO	[ ] %
SERGIO EDUARDO WEGUELIN VIEIRA	[ ] %

6.    Do you require the adoption of the multiple vote procedure to elect the members of the Board of Directors in accordance with Article 141 of the Brazilian Corporation Law no. 6,404/1976, as of December 15, 1976?

Yes [  ]                                 No [  ]

Fiscal Council

7.    Election of effective and alternate members of the Fiscal Council due to end of term of office (the shareholder may appoint an adequate number of candidates to fill vacant positions):

NORBERTO ANACLETO ORTIGARA, as an effective member, and OSNI RISTOW, as an alternate member – appointed by the major shareholder, the state of Paraná:

For   [  ]                against [  ]           abstain from voting [  ]

MAURO RICARDO MACHADO COSTA, as an effective member, and ROBERTO BRUNNER, as an alternate member – appointed by the major shareholder, the state of Paraná:

For   [  ]                against [  ]           abstain from voting [  ]

NELSON LEAL JUNIOR, as an effective member, and GILMAR MENDES LOURENÇO, as an alternate member – appointed by the major shareholder, the state of Paraná:

For   [  ]                against [  ]           abstain from voting [  ]

Ordinary resolution

8.    Establishment of the annual compensation for Copel’s Executive Officers, the Chief Assistant Officer, the members of the Board of Directors and the members of the Fiscal Council for the fiscal year 2017:

For   [  ]                against [  ]           abstain from voting [  ]

Ordinary resolution

9.    Ratification of the resolution passed by the 194th Extraordinary General Meeting, held on January 18, 2017, as approved by the 61st Annual General Meeting, held on April 28, 2016, concerning the publication of the Company’s corporate documents in accordance with the Brazilian Corporation Law no. 6,404/1976:

For   [  ]                against  [  ]          abstain from voting [  ]

City: ______________________________________________________

Date: _____________________________________________________

Signature: _________________________________________________

Shareholder’s name: ________________________________________

Brazilian individual taxpayer card (CPF) number/

corporate taxpayer card (CNPJ) number

of shareholder: _____________________________________________

Amount of shares:___________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.